Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180771

Pricing Supplement dated March 12, 2015 (To Prospectus Supplement dated September 25, 2012 and Prospectus dated May 4, 2012)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$2,800,000

Autocallable Equity Linked Notes due March 17, 2017 Linked to Twitter Inc.

We, Canadian Imperial Bank of Commerce, are offering $2,800,000 aggregate principal amount of our Autocallable Equity Linked Notes due March 17, 2017 Linked to Twitter Inc. (CUSIP 90184L102/ISIN US90184L1026) (the “Notes”). The Notes will bear interest at the rate of 9.00% per year. Interest on the Notes is payable quarterly on the 17th calendar day of each March, June, September and December, beginning June 17, 2015. The Notes will mature on March 17, 2017. The amount that you will be paid on your Notes at maturity will depend on the performance of the Reference Asset and will be calculated as follows:

•	If the Closing Price of the Reference Asset on the Final Valuation Date is greater than or equal to the Barrier Price: (i) the Principal Amount plus (ii) the final Interest Payment.

•	If the Closing Price of the Reference Asset on the Final Valuation Date is less than the Barrier Price: (i)(A) the Principal Amount plus (B) the Principal Amount multiplied by the Percentage Change plus (ii) the final Interest Payment.

If the Closing Price of the Reference Asset on any Valuation Date is greater than or equal to the Initial Price, we will automatically call the Notes and pay you on the applicable Call Payment Date your initial investment plus the applicable Interest Payment for that Valuation Date and no further amounts will be owed to you. If, as of the Maturity Date, the Notes have not been called, investors may have downside market exposure to the Reference Asset, subject to any return previously realized in the form of Interest Payments.

You will not participate in any appreciation of the Reference Asset. The Notes do not constitute a direct investment in the Reference Asset. By acquiring Notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of the Reference Asset, and will not have any rights as a shareholder of the issuer of the Reference Asset including, without limitation, any voting rights or rights to receive dividends or other distributions.

The Notes will be issued in the denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

The Notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the Notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this Pricing Supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See the “Risk Factors” sections in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus.

	Per Note	Total
Price to public	100.00%	$2,800,000
Underwriting discounts and commissions	2.25%	$63,000
Proceeds to CIBC (1)	97.75%	$2,737,000

(1)	Excludes profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

The estimated value of the Notes on the Trade Date as determined by the Bank is approximately $955.70 per $1,000 Principal Amount of the Notes which is less than the Original Issue Price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement for additional information. The difference between the estimated values of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and any hedging transactions. The Bank’s affiliates may also realize a profit that will be based on the (i) payments received on the hedging transactions minus (ii) the cost of creating and maintaining the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about March 19, 2015 against payment in immediately available funds.

Janney Montgomery Scott

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated May 4, 2012 (the “Prospectus”) and the Prospectus Supplement dated September 25, 2012 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this Pricing Supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, in the documents referred to in this Pricing Supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and Janney Montgomery Scott (“JMS”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and JMS is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of JMS, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Prospectus Supplement dated September 25, 2012 and Prospectus dated May 4, 2012 filed with the SEC on September 25, 2012: http://www.sec.gov/Archives/edgar/data/1045520/000119312512403610/d414657d424b3.htm

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SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this Pricing Supplement, the Prospectus Supplement dated September 25, 2012 and the Prospectus dated May 4, 2012, each filed with the SEC. See “About This Pricing Supplement” in this Pricing Supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Autocallable Equity Linked Notes due March 17, 2017 Linked to Twitter Inc. (the “Reference Asset”)

CUSIP/ISIN:	CUSIP: 13605WAK7 / ISIN: US13605WAK71

Minimum Investment:	$1,000 (one Note)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes	$2,800,000

Currency:	U.S. Dollars

Trade Date:	March 12, 2015

Original Issue Date:	March 19, 2015 (the 5th scheduled Business Day after the Trade Date)

Alternative Settlement:	We expect that delivery of the Notes will be made to investors on or about March 19, 2015, which will be the 5th scheduled Business Day following the date of this pricing supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes prior to the third business day preceding the date of delivery of the Notes referenced above will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their Notes prior to the third business day preceding the date of delivery of the notes referenced above should consult their advisors.

Valuation Dates:

A “Valuation Date” means the date three scheduled Trading Days prior to the related Interest Payment Date, except that the Valuation Date immediately preceding the Maturity Date, which we refer to as the “Final Valuation Date,” shall be the third scheduled Trading Day prior to the Maturity Date.

The Valuation Dates may be delayed by the occurrence of a Market Disruption Event (as defined below). See “Certain Terms of the Notes—Market Disruption Events”.

Trading Day:	A “Trading Day” means a day on which the principal trading market for the Reference Asset is open for trading.

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Call Feature:	If the Closing Price of the Reference Asset on any Valuation Date is greater than or equal to the Initial Price, we will automatically call the Notes and pay you on the applicable Call Payment Date your initial investment plus the applicable Interest Payment for that Valuation Date and no further amounts will be owed to you. If, as of the Maturity Date, the Notes have not been called, investors may have downside market exposure to the Reference Asset at maturity, subject to any return previously realized in the form of Interest Payments.

Call Payment Date:

A “Call Payment Date” means the Interest Payment Date following the relevant Valuation Date.

The Call Payment Date will be postponed by the same number of Trading Days as the applicable Valuation Date if a Market Disruption Event occurs or is continuing as described below under “Certain Terms of the Notes—Market Disruption Events”.

Maturity Date:	March 17, 2017. The Maturity Date is subject to the Call Feature and may be postponed upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events”.

Payment at Maturity:

The Payment at Maturity will be based on the performance of the Reference Asset and will be calculated as follows:

•    If the Final Price is greater than or equal to the Barrier Price and the Notes have not been called, then the Payment at Maturity will equal:

Principal Amount + Interest Payment for the Maturity Date

•    If the Final Price is less than the Barrier Price, then the Payment at Maturity will equal:

Principal Amount + (Principal Amount × Percentage Change) + Interest Payment for the Maturity Date

If the Final Price is less than the Barrier Price, you will suffer a loss of all or a portion of the Principal Amount in an amount equal to the Percentage Change. Accordingly, you could lose up to 100% of your initial investment, subject to any return previously realized in the form of Interest Payments.

Initial Price:	$47.07

Final Price:	The “Final Price” of the Reference Asset will be the Closing Price of the Reference Asset on the Final Valuation Date

Closing Price

For any date of determination, the “Closing Price” will be the closing price of the Reference Asset published on the applicable Bloomberg page or any successor page on Bloomberg or any successor service, as applicable. In certain special circumstances, the Closing Price will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “Certain Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date,” “Certain Terms of the Notes—Market Disruption Events” and “Appointment of Independent Calculation Experts.”

The applicable Bloomberg page for the Notes as of the date of this pricing supplement is TWTR UN <Equity>

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Percentage Change:

The Percentage Change for the Reference Asset, expressed as a percentage, with respect to the Payment at Maturity, is calculated as follows:

Final Price – Initial Price

Initial Price

For the avoidance of doubt, the Percentage Change may be a negative value.

Barrier Price:	The “Barrier Price” is $32.949 (70% of the Initial Price)

Interest Rate:	2.25% payable quarterly in arrears (9.00% per annum).

Interest Payment Dates:	The 17th calendar day of each March, June, September and December, commencing on June 17, 2015 and ending on the Maturity Date (the Maturity Date being the Interest Payment Date with respect to the Final Valuation Date or the Call Payment Date if the Notes are automatically called by the Bank) or if such day is not a Business Day, the next following Business Day.

Principal at Risk:	You may lose all or a substantial portion of your initial investment at maturity if the Final Price is below the Initial Price.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at the sole discretion of it, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Fees and Expenses:	The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

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Use of Proceeds:	General corporate purposes.

Clearance and Settlement:	We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-3 of the accompanying Prospectus Supplement, as modified by this Pricing Supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE YOUR ENTIRE PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.

•	You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that has the downside market risk of an investment in the Reference Asset.

•	You do not believe that the Final Price will decline below the Barrier Price.

•	You understand and accept that you will not participate in any appreciation in the Reference Asset and that your potential return at maturity or upon exercise of the call feature is limited to the aggregate amount of the Interest Payments received prior to or at maturity.

•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Reference Asset.

•	You are willing to hold the Notes that will be called on any Valuation Date on which the Reference Asset closes at or above the Initial Price, or you are otherwise willing to hold the Notes to maturity, a term of approximately two years, and accept that there may be little or no secondary market for the Notes.

•	You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing your entire initial investment.

•	You require an investment designed to guarantee a full return of principal at maturity.

•	You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that has the downside market risk of an investment in the Reference Asset.

•	You believe that the price of the Reference Asset will decline below the Barrier Price during the term of the Notes and the Final Price will likely decline below the Barrier Price, or you believe the Reference Asset will appreciate over the term of the Notes by an amount in excess of the aggregate amount of Interest Payments received prior to and at maturity.

•	You seek an investment that participates in the appreciation in the Price of the Reference Asset or has unlimited return potential.

•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the Price of the Reference Asset.

•	You prefer to receive dividends paid on the Reference Asset.

•	You are unable or unwilling to hold the Notes that will be called on any Valuation Date on which the price of the Reference Asset closes at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity, a term of approximately two years, or you seek an investment for which there will be a secondary market.

•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to an investment in the Notes.

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CERTAIN TERMS OF THE NOTES

Payments of Principal and Interest

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day (“Following Business Day Convention”).

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, Following Business Day Convention.” This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Payment period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”).

If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant interest payment will be made on the next Business Day under the Following Business Day Convention.

Unavailability of the Level of the Reference Asset on a Valuation Date

If the Reference Asset’s listing is withdrawn from the principal national securities exchange on which it is listed for trading and the Reference Asset is not listed on any national exchange, or trading on the Reference Asset is terminated on or prior to any Valuation Date, then the Closing Price for the Reference Asset on that date will be determined by the Calculation Agent. In determining the Closing Price for the Reference Asset on that date, the Calculation Agent may consider any relevant information, including, without limitation, information consisting of relevant market data in the relevant market supplied by one or more third parties or internal sources including, without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other relevant market data in the relevant market.

Market Disruption Events

If a Market Disruption Event occurs or is continuing on any scheduled Valuation Date other than the Final Valuation Date, the level of the Reference Asset for that Valuation Date will equal the closing price of the Reference Asset on the next scheduled Valuation Date. For example, if a Market Disruption Event occurs or is continuing on the first and second scheduled Valuation Dates, but not on the third scheduled Valuation Date, then the closing price of the Reference Asset on the third scheduled Valuation Date will also be deemed to be the closing price of the Reference Asset on the first and second scheduled Valuation Dates. If no further scheduled Valuation Dates occur after a Valuation Date on which a Market Disruption Event occurs or is continuing or if a Market Disruption Event occurs or is continuing on the Final Valuation Date, then the closing price of the Reference Asset for that Valuation Date will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered to be commercially reasonable under the circumstances) by the Calculation Agent on that Final Valuation Date, regardless of the occurrence or continuation of a Market Disruption Event on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the closing price of the Reference Asset that would have prevailed in the absence of the Market Disruption Event.

A “Market Disruption Event” means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the Reference Asset:

•	a suspension, absence or limitation of trading in (i) that security in its primary market, as determined by the Calculation Agent, or (ii) futures or options contracts relating to that security in the primary market for those contracts, as determined by the Calculation Agent;

•	any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the security in its primary market, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the security in its primary market;

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•	the closure on any day of the primary market for that security on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;

•	any scheduled Trading Day on which (i) the primary market for that security or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on that security are traded, fails to open for trading during its regular trading session; or

•	any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” below.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “— Unavailability of the Level of the Reference Asset on a Valuation Date” or “— Market Disruption Events” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which the Reference Asset is traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the Notes or the Bank. Holders of the Notes will be entitled to rely on any valuation or calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the Notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the Notes upon request.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities – Events of Default” in the accompanying Prospectus) with respect to the Notes, the default amount payable will be equal to the Payment at Maturity, calculated as though the date of acceleration were the Maturity Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Senior Debt Securities – Events of Default” beginning on page 9 of the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

HYPOTHETICAL PAYMENTS AT MATURITY ON THE NOTES

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Price, the Final Price or the Closing Price of the Reference Asset on any Valuation Date or on any

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Trading Day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000.00, Initial Price of $100.00, a Barrier Price of $70.00 (70% of the Initial Price), and the Interest Payment equal to the Principal Amount multiplied by the Interest Rate of 9.00% per annum (2.25% per quarter), and that no Market Disruption Event occurs on any Valuation Date. Amounts below may have been rounded for ease of analysis.

Example 1.	Notes are Called on the First Valuation Date

Valuation Date	Closing Price	Payment (per Note)
First	$110.00 (greater than the Barrier Price; greater than the Initial Price – callable)	$1,022.50 (Principal Amount plus Interest Payment)

If on the first Valuation Date the Closing Price is $110.00, which is greater than the Initial Price of $100.00 and the Barrier Price, the Notes will be automatically called. The Bank will pay you on the Call Payment Date $1,022.50 per Note, reflecting the Principal Amount plus the applicable Interest Payment.

Example 2.	Notes are Not Called and the Closing Price of the Reference Asset never closes below the Barrier Price on any Valuation Date

Valuation Date	Closing Price	Payment (per Note)
First through Seventh	$90.00 (greater than the Barrier Price; less than the Initial Price – not callable)	On each Interest Payment Date, $22.50, for a total of $157.50 (Interest Payments)
Final Valuation Date	$95.00 (greater than the Barrier Price; less than the Initial Price – not callable)	$1,022.50 (Principal Amount plus Interest Payment at Maturity)

If the Closing Prices on each of the first through seventh Valuation Dates are greater than the Barrier Price but less than the Initial Price, Interest Payments will be made on the relevant Interest Payment Dates and the Notes will not be called. If on the Final Valuation date, the Final Price is $95.00, which is greater than the Barrier Price but less than the Initial Price, the Bank will pay at maturity a total of $1,022.50 per Note, reflecting the Principal Amount plus the applicable Interest Payment. In addition to earlier Interest Payments, the Bank will have paid you a total of $1,180.00 per Note.

Example 3.	The Notes are Not Called and the Final Price of the Reference Asset is below the Barrier Price

Valuation Date	Closing Price	Payment (per Note)
First through Seventh	$85.00 (greater than the Barrier Price; less than the Initial Price – not callable)	On each Interest Payment Date, $22.50, for a total of $157.50 (Interest Payments)
Final Valuation Date	$50.00 (less than the Barrier Price; less than the Initial Price; representing a Percentage Change of -50.00%)	$1,000.00 + ($1,000.00 x Percentage Change) = $1,000.00 + [$1,000.00 x (-50.00%)] = $500.00 (Payment at Maturity plus Interest Payment at Maturity)

If the Closing Prices on each of the first through seventh Valuation Dates are greater than the Barrier Price but less than the Initial Price, Interest Payments will be made on the relevant Interest Payment Dates and the Notes will not be called. If on the Final Valuation Date the Final Price is less than the Barrier Price and less than the Initial Price, the Bank will pay you at maturity the Principal Amount plus the product of the Principal Amount and Percentage Change equaling $500.00 per Note plus the $22.50 applicable Interest Payment. When added to the Interest Payments of $157.50 paid in respect of prior Valuation Dates, the Bank will have paid you approximately $680.00 per Note.

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Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this Pricing Supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this Pricing Supplement and the accompanying Prospectus and Prospectus Supplement.

The Notes do not Guarantee any Return of Principal; You May Suffer a Loss of All or a Portion of the Principal Amount of Your Notes

The Notes do not guarantee any return of principal . Any payment on the Notes at maturity depends on the Final Price of the Reference Asset. The Bank will only repay you the full Principal Amount of your Notes if the Final Price is equal to or greater than the Barrier Price. If the Final Price is less than the Barrier Price you will lose all or a substantial portion of your initial investment in an amount equal to the negative Percentage Change, subject to any return previously realized in the form of Interest Payments. Accordingly, you may lose your entire investment in the Notes if the Final Price is less than the Barrier Price.

The Automatic Call Feature Limits your Potential Return

The appreciation potential of the Notes as of any Valuation Date is limited to your initial investment plus the applicable Interest Payment otherwise due on such day. In addition, if the Notes are called, which may occur as early as the first Valuation Date, the amount of interest payable on the Notes may be less than the full amount of interest that would have been payable if the Notes had not been called prior to maturity. If the Notes are automatically called, you will lose the opportunity to continue to accrue and be paid interest from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the Notes could be minimal. Because of the automatic call feature, the term of your investment in the Notes may be limited to a period that is shorter than the original term of the Notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the maturity date.

Your Return on the Notes is Expected to be Limited to the Interest Payments Paid on the Notes

The Payment at Maturity will not exceed the Principal Amount plus the final Interest Payment and any positive return you receive on the Notes will be composed solely by the sum of the Interest Payments received prior to and at maturity. Therefore, if the appreciation of the Reference Asset exceeds the sum of the Interest Payments, the Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation. Accordingly, the return on the Notes may be less than the return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

PRS-10

The Payment at Maturity Is Not Linked to the Price of the Reference Asset at Any Time Other Than the Final Valuation Date

The Payment at Maturity will be based on the Final Price (subject to adjustments as described). Therefore, for example, if the closing price of the Reference Asset declined substantially as of the final Valuation Date compared to the Trade Date, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the closing price of the Reference Asset prior to the final Valuation Date. Although the actual price of the Reference Asset at maturity or at other times during the term of the Notes may be higher than the Final Price, your Payment at Maturity will not benefit from the closing price of the Reference Asset at any time other than the Final Valuation Date.

If the Price of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the price of the Reference Asset may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

Holding the Notes is not the Same as Holding the Reference Asset, and You Will Have No Ownership Rights in the Reference Asset

Holding the Notes is not the same as holding the Reference Asset. As a holder of the Notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset would enjoy.

In addition, the return on your Notes will not reflect the return you would realize if you actually owned the Reference Asset because the value of the Reference Asset may be calculated by reference only to the price of the stock, without taking into consideration the value of any dividends paid.

Your Notes may trade or be valued quite differently from the Reference Asset. Changes in the level of the Reference Asset may not result in comparable changes in the market value of your Notes. Even if the level of the Reference Asset increases from the Initial Price during the term of the Notes, the market value of the Notes prior to maturity may not increase to the same extent. It is also possible for the market value of the Notes prior to maturity to decrease while the level of the Reference Asset increases.

We Have No Affiliation with the Issuer of the Reference Asset

The issuer of the Reference Asset is not an affiliate of the Bank and is not involved in any of the Bank’s offerings of Notes pursuant to this pricing supplement in any way. Consequently, we have no control of the actions of the issuer of the Reference Asset, including any corporate actions of the type that would require the Calculation Agent to adjust the payment to you. The issuer of the Reference Asset has no obligation to consider your interest as an investor in the Notes in taking any corporate actions that might affect the value of the Notes. None of the money you pay for the Notes will go to the issuer of the Reference Asset.

In addition, as we are not affiliated with the issuer of the Reference Asset, we do not assume any responsibility for the adequacy of the information about the Reference Asset or its issuer contained in this pricing supplement or any of the Reference Asset issuer’s publicly available filings. We are not responsible for any issuer’s public disclosure of information on itself or the Reference Asset, whether contained in SEC filings or otherwise. As an investor in the Notes, you should make your own investigation into the Reference Asset.

PRS-11

The Amount to Be Paid at Maturity Will Not Be Affected by All Developments Relating to the Reference Asset.

Changes in the level of the Reference Asset during the term of the Notes before the relevant Valuation Date or Valuation Dates will not be reflected in the calculation of the payment at maturity, unless the level of the Reference Asset trades or closes below the Barrier Price. The Calculation Agent will calculate this amount by comparing only the Final Price to the Initial Price and by comparing the trading level of the Reference Asset on the Valuation Date(s) to the Barrier Price. No other levels of the Reference Asset will be taken into account. As a result, you may receive less than the principal amount of your Notes, even if the level of the Reference Asset has increased at certain times during the term of the Notes before decreasing to a level below the Initial Price as of the relevant dates.

We Will Not Hold the Reference Asset for Your Benefit

The indenture and the terms governing your Notes do not contain any obligation on us or our affiliates to hedge nor any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the Reference Asset that we or they may acquire. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the Notes will be successful or will be maintained over the term of the Notes. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including the Reference Asset. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset

In the ordinary course of their business, we or our affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by us or our affiliates. For additional information, see “Information Regarding the Reference Assets” in this pricing supplement and the Reference Asset issuer’s SEC filings. We urge you to review financial and other information filed periodically by the Reference Asset issuer with the SEC.

We Cannot Assure You that the Public Information Provided on the Issuer of the Reference Asset is Accurate or Complete

All disclosures contained in this pricing supplement regarding the issuer of the Reference Asset are derived from publicly available documents and other publicly available information. We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Asset in connection with the offering of the Notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Reference Asset are accurate or complete, and are not responsible for public disclosure of information by the issuer of the Reference Asset, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Reference Asset or the value of the Reference Asset (and therefore the closing price of the Reference Asset on a Valuation Date, the Final Price and whether there will be an automatic call), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclosure material future events concerning the issuer of the Reference Asset could affect whether there will be an automatic call, the amount you will receive at maturity (assuming no automatic call) and, therefore, the trading price of the Notes. Any prospective investor of the Notes should undertake an independent investigation of the issuer of the Reference Asset as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

PRS-12

The Limited Historical Performance of the Reference Asset Should Not Be Taken as an Indication of Its Future Performance.

The level of the Reference Asset will determine the amount to be paid on the Notes at maturity and whether the Notes will be called. The Reference Asset commenced trading on the New York Stock Exchange on November 7, 2013, and therefore has limited historical performance. Accordingly, historical information for the Reference Asset is available only since that date. Because the Reference Asset has limited trading history, your investment in the Notes may involve a greater risk than investing in Notes linked to one or more reference assets with a more established record of performance. The historical performance of the Reference Asset does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the Reference Asset will rise or fall during the term of the Notes. The level of the Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We or one or more of our affiliates, may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, or one or more of our affiliates, may have in our or their proprietary account. We and our affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this Pricing Supplement.

In addition, the Bank will serve as Calculation Agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

The Calculation Agent Can Postpone the Determination of the Final Price if a Market Disruption Event Occurs.

The determination of an interim level or the Final Price may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on any Valuation Date with respect to the Reference Asset. If such a postponement occurs, the Calculation Agent will use the closing level of the Reference Asset on the first subsequent Business Day on which no Market Disruption Event occurs or is continuing. In no event, however, will any Valuation Date be postponed by more than seven Trading Days. As a result, if a Market Disruption Event occurs or is continuing on a Valuation Date, the Maturity Date for the Notes could also be postponed, although not by more than seven Trading Days.

If the determination of the level of the Reference Asset for any Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the level of the Reference Asset will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the level that would have prevailed in the absence of the Market Disruption Event. See “Certain Terms of the Notes—Market Disruption Events.” Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts.”

PRS-13

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment at maturity on the Notes. We will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred, and make certain adjustments with respect to the Reference Asset if certain corporate events occur. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payment at maturity on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts.”

No Assurance that the Investment View Implicit in the Notes Will Be Successful

It is impossible to predict with certainty whether and the extent to which the price of the Reference Asset will rise or fall. There can be no assurance that the Final Price will be greater than the Barrier Price. The Final Price may be influenced by complex and interrelated political, economic, financial and other factors that affect the Reference Asset. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Asset in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Asset will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Reference Asset would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Reference Assets” in this pricing supplement for further information regarding the historical performance of the Reference Asset.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of the Bank

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of Canadian Imperial Bank of Commerce, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on a Call Payment Date, as applicable, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

PRS-14

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities – Events of Default” in the Prospectus.

The Indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the price of the Reference Asset over the full term of the Note, (ii) volatility of the price of the Reference Asset and the market’s perception of future volatility of the price of the Reference Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the redemption feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the redemption feature of the Notes and thus may not reflect the rate at which a note without a redemption feature and increasing interest rate might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the original issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which JMS or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by JMS as a result of dealer discounts, mark-ups or other transaction costs.

The Bank’s Estimated Value of the Notes is Lower than the Original Issue Price (Price to Public) of the Notes

The Bank’s estimated value is only an estimate using several factors. The original issue price of the Notes exceeds the Bank’s estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and may Differ from Others’ Estimates

The Bank’s estimated value of the Notes is determined by reference to the Bank’s internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which the Bank would be willing to buy Notes from you in secondary market transactions. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

PRS-15

The Bank’s Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Asset. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Asset, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final Valuation Date.

Any of these hedging activities may adversely affect the price of the Reference Asset and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Notes Will Not Be Listed on Any Securities Exchange or Any Inter-Dealer Quotation System; There May Be No Secondary Market for the Notes; Potential Illiquidity of the Secondary Market; Holding of the Notes by JMS or Its or Our Affiliates and Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, JMS or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JMS or any of its affiliates are willing to transact. If none of JMS or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the Principal Amount of the Notes being offered may not be purchased by investors in the initial offering, and JMS or one or more of its or our affiliates may agree to purchase any unsold portion. JMS or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by JMS or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

PRS-16

The Notes Are Not Insured by Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

INFORMATION REGARDING THE REFERENCE ASSET

Included in the following pages is a brief description of the Reference Asset. This information has been obtained from publicly available sources. Also set forth below is a table that provides the quarterly high and low closing prices of the Reference Asset. We obtained the historical closing price information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment. We make no representation as to the amount of dividends, if any, that will be paid in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Asset.

The Reference Asset is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. Information regarding the issuer of the Reference Asset may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We do not make any representation that these publicly available documents are accurate or complete.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not independently verified any of the information herein obtained from outside sources.

This pricing supplement relates only to the Notes offered hereby and does not relate to the Reference Asset or other securities of the issuer of the Reference Assets. We have derived any and all disclosure contained in this pricing supplement regarding the issuer of the Reference Asset from the publicly available documents described above. In connection with the offering of the Notes, we have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Asset. We do not make any representation that such publicly available documents are, or any other publicly available information is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Asset have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuers of the Reference Assets could affect the Payment at Maturity with respect to the Notes and therefore the trading price of the Notes.

PRS-17

Twitter Inc. (“Twitter”) provides online social networking and microblogging service. The Company offers users the ability to follow other users activity, read, and post tweets. Twitter serves customers worldwide. Information filed by Twitter with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36164, or its CIK Code: 0001418091. Twitter’s website is http://www.twitter.com. Twitter’s common stock is listed on the New York Stock Exchange under the ticker symbol “TWTR.”

Historical Information

The following table sets forth the quarterly high and low closing price for Twitter’s common stock, based on daily closing price. The closing price of Twitter’s common stock on March 12, 2015 was $47.07. Past performance of Twitter’s common stock is not indicative of the future performance of Twitter’s common stock.

Quarter Ended	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
12/31/2013(1)	$74.73	$38.80	$63.65
3/31/2014	$70.43	$43.33	$46.67
6/30/2014	$47.58	$29.51	$40.97
9/30/2014	$53.64	$35.95	$51.58
12/31/2014	$55.99	$34.65	$35.87
3/31/2015(2)	$49.41	$35.87	$47.07

(1)	Available information for the fourth quarter of 2013 includes data for the period from November 7, 2013 (the date that Twitter’s common stock commenced trading) through December 31, 2013. Accordingly, the ‘‘Quarterly High,’’ and ‘‘Quarterly Low’’ data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.
(2)	As of the date of this pricing supplement, available information for the first calendar quarter of 2015 includes data for the period from January 1, 2015 through March 12, 2015. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2015.

The graph below illustrates the performance of Twitter’s common stock from November 7, 2013 through March 12, 2015. The dotted line represents a hypothetical Barrier Price of $32.949, which is equal to 70% of the closing price of Twitter’s common stock on March 12, 2015. Twitter’s common stock commenced trading on the New York Stock Exchange on November 7, 2013, and therefore has limited historical performance. Accordingly, historical information for Twitter’s common stock is available only since that date. Past performance of Twitter’s common stock is not indicative of the future performance of Twitter’s common stock.

PRS-18

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the Principal Amount at maturity of the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors – The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” and “Additional Risk Factors – Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes” in this Pricing Supplement.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which the Bank would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

The Bank’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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CERTAIN BENEFIT PLAN CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) applies (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the securities and not the record holder.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plan. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. Therefore, a fiduciary of a plan should also consider whether an investment in the securities might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA (collectively, “Non-ERISA Arrangements”), are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).

We and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the securities are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction of the plan receives no less, and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

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Any purchaser or holder of the securities or any interest in the securities will be deemed to have represented by its purchase and holding that either:

•	no portion of the assets used by such purchaser or holder to acquire or purchase the securities constitutes assets of any plan or Non-ERISA Arrangement; or

•	an administrative or statutory exemption applies to their purchase and holding of the securities and the purchase and holding of the securities by such purchaser or holder will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition of the securities and the availability of exemptive relief.

Purchasers of the securities have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the securities would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or Non-ERISA Arrangements generally or any particular plan or Non-ERISA Arrangement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Certain Income Tax Consequences—United States Taxation” in the accompanying Prospectus Supplement, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus. This discussion is only applicable to you if you are a U.S. Holder. If you are not a U.S. Holder, please consult your own tax advisor.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This summary applies only to holders that acquire their Notes in this offering for a price equal to the original offering price, which we understand will be at par, and hold such Notes as capital assets, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. tax; and United States expatriates. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We will not attempt to ascertain whether the Reference Asset (or components thereof) would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Internal Revenue Code.

U.S. Holders

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If your Notes are so treated, any Interest Payment that is paid by us (including on the Maturity Date or upon an exercised call on a Call Payment Date) should be included in your income as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.

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Additionally, you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time (excluding the amount attributable to any Interest Payment which is treated as ordinary income) and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for Notes of a U.S. holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the maturity date. It is possible that the Internal Revenue Service could assert that a U.S. holder’s holding period in respect of the Notes should end on the date on which the amount the holder is entitled to receive upon the maturity of the Notes is determined, even though the holder will not receive any amounts from us in respect of the Notes prior to the maturity of the Notes. In such case, a U.S. holder may be treated as having a holding period in respect of the Notes that is one year or less even if the holder receives cash upon maturity of the Notes at a time that is more than one year after the beginning of its holding period.

Alternative Characterizations. As noted above, there is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

For example, the Notes may be properly treated as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Stock written by you and purchased by us (the “Put Option”). The balance of this disclosure assumes this treatment is proper and will be respected for U.S. federal income tax purposes.

If the Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of the Notes is treated as issued for the principal amount of the Notes (if you are an initial purchaser) and that interest payments on the Notes are treated in part as payments of interest and in part as payments for the Put Option. Under this characterization, a percentage of each Interest Payment would be treated as an interest payment for U.S. federal income tax purposes and a percentage of each Interest Payment would be treated as payment for the Put Option for U.S. federal income tax purposes. The percentage treated as an interest payment for U.S. federal income tax purposes generally would equal our customary market borrowing rate for this type of instrument without taking into account the Reference Asset and associated terms, the remaining percentage of the Interest Payment would be in consideration of the Put Option.

If you receive the cash payment of the full principal amount of your Notes upon the call or maturity, such payment is likely treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of the Notes) and (ii) the lapse of the Put Option which likely results in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph. If you receive a cash payment upon the maturity of your notes (excluding cash received as an Interest Payment) of less than the full principal amount of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the cash settlement of the Put Option pursuant to which you paid to us an amount equal to the excess of the principal amount of your notes over the amount that you received upon the maturity of the Notes (excluding cash received as an Interest Payment) in order to settle the Put Option. If the aggregate amount paid to you for the Put Option and deferred as described in the preceding paragraph is greater than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital gain in an amount that is equal to such excess. Conversely, if the amount paid to you for the Put Option and deferred as described in the preceding paragraph is less than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference.

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Upon the sale of Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of the Notes if you are an initial purchaser of the Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of the Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

If you are a secondary purchaser of Notes, you would be required to allocate your purchase price for Notes between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of your notes, you may be subject to the market discount or amortizable bond premium rules. The rules regarding market discount and bond premium are complex and therefore you are urged to consult your tax advisors regarding these rules. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Notes that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for the Notes, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the fourth preceding paragraph) in an amount equal to such excess.

Another possible alternative treatment is that a Note could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of a Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your note. You would recognize gain or loss upon the sale, call or maturity of the Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Note. In general, your adjusted basis in the Note would be equal to the amount you paid for the Note, increased by the amount of interest you previously accrued with respect to the Note. Any gain you recognize upon the sale, call or maturity of the Note would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to the Note, and thereafter would be capital loss.

If a Note is treated as a contingent payment debt instrument and you purchase a Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in treasury regulations governing contingent payment debt instruments. Accordingly, if you purchase a Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above.

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We do not believe that the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code apply to this offering, however, if Section 1260 of the Internal Revenue Code applies, certain expected tax consequences could change in character and amounts. You should consult your tax advisor concerning the “constructive ownership transaction” rules with respect to this investment.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders. For the treatment regarding other aspects of interest payments and backup withholding and information reporting considerations please see the discussion under “Certain Income Tax Consequences—United States Taxation—Interest” and “Certain Income Tax Consequences—United States Taxation—U.S. Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

Foreign Account Tax Compliance Act

The following information supersedes the information set forth in the accompanying Prospectus under the heading “Certain Income Tax Consequences—United States Taxation—Recent Legislative Developments.”

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”) were enacted in March 2010 in an effort to assist the United States Internal Revenue Service (“IRS”) in enforcing U.S. taxpayer compliance. FATCA may impose a 30% withholding tax on payments of U.S. source income (as of 1 July 2014) and on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S. source dividends or interest (as of 1 January 2017), in each case to (i) certain non-U.S. financial institutions that do not enter into and comply with an agreement to provide the IRS with information about their accountholders (as defined for purposes of FATCA), comply with certain rules or law implementing an intergovernmental agreement between the United States and the non-U.S. financial institution’s jurisdiction implementing FATCA with respect to such jurisdiction or otherwise qualify for an exemption from, or are deemed to comply with, FATCA (an institution meeting such requirements, a “Compliant FFI”) and (ii) certain other non-U.S. entities that do not provide payors information about their substantial U.S. holders or establish that they have no substantial U.S. holders.

Starting on the later of 1 January 2017 or the date of publication of final U.S. Treasury regulations defining the term “foreign passthru payments” (“Publication Date”), FATCA may also impose withholding tax on such “foreign passthru payments” relating to obligations issued (or deemed re-issued) after the Publication Date. Thus, we may in certain circumstances be required under FATCA to withhold U.S. tax at a rate of 30% on all or a portion of payments of principal and interest which are treated as “foreign passthru payments” made to (i) non-U.S. financial institutions (whether holding the Notes as a beneficial owner or intermediary) unless the payee is a Compliant FFI or (ii) any holders that do not provide information sufficient to determine whether the payee is a U.S. person (“Recalcitrant Holders”). Whether or not FATCA withholding tax could apply to “foreign passthru payments” on the Notes may depend upon an applicable intergovernmental agreement (“IGA”) relating to FATCA between the United States and the jurisdiction of an issuer.

Specifically, the United States and a number of other jurisdictions have announced their intention to negotiate IGAs to facilitate the implementation of FATCA. Pursuant to FATCA and the “Model 1” IGA released by the United States, a foreign financial institution (“FFI”) in an IGA signatory country could be treated as a Reporting Financial Institution (“Reporting FI”) not subject to withholding under FATCA on any payments it receives. Further, an FFI in a Model 1 IGA jurisdiction would not be required to withhold under FATCA or an IGA (or any law implementing an IGA) from payments it makes unless it has agreed to do so under the U.S. “qualified intermediary,” “withholding foreign partnership,” or “withholding foreign trust” regimes. Under the Model 1 IGA, a Reporting FI would still be required to report certain information in respect of its account holders and investors to its home government or to the IRS. The United States and Canada have entered into an agreement (the “US-Canada IGA”)based largely on the Model 1 IGA.

We expect to be treated as a Reporting FI pursuant to the US-Canada IGA. However, the FATCA rules, and in particular the rules governing foreign passthru payments, have not yet been fully developed, so the future application of FATCA to the Issuer and the holders of Notes is uncertain. Holders may be required to provide certain information to the Issuer or other payors in order (i) for holders to avoid FATCA withholding from payments on the Note, (ii) for the Issuer to avoid the imposition of a FATCA withholding tax on payments to it or (iii) for the

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Issuer to comply with the rules under FATCA (including laws implementing an intergovernmental agreement thereunder). If a holder (including an intermediary) fails to provide the Issuer, or any other agent of the Issuer with any correct, complete and accurate information that may be required for the Issuer to comply with FATCA and/or to prevent the imposition of FATCA withholding tax, the Issuer may withhold amounts otherwise distributable to the holder.

The Canada Revenue Agency released detailed technical guidance relating to the US-Canada IGA and the Canadian legislation implementing such IGA. Generally, under the terms of the guidance and the US-Canada IGA, the Issuer may be required to collect information from holders of Notes (other than Notes that are regularly traded on an established securities market for purposes of the IGA) regarding such holders’ status as “Specified U.S. Persons” as defined in the IGA (generally, U.S. residents and U.S. citizens) and report certain information to the Canada Revenue Agency regarding such persons’ investment in the Notes. The Canada Revenue Agency would then communicate this information to the IRS under the existing provisions of the Canada-United States Tax Convention (1980) (as amended). For this purpose, a Note is not considered to be “regularly traded” if the holder (other than certain financial institutions acting as intermediary) is registered on the books of the Issuer.

FATCA may affect payments made to custodians or intermediaries in the subsequent payment chain leading to the ultimate investor if any such custodian or intermediary generally is unable to receive payments free of FATCA withholding. It also may affect payment to any ultimate investor that is a financial institution that is not entitled to receive payments free of withholding under FATCA, or an ultimate investor that fails to provide its broker (or other custodian or intermediary from which it receives payment) with any information, forms, other documentation or consents that may be necessary for the payments to be made free of FATCA withholding.

No additional amounts will be paid in respect of any U.S. tax withheld under the FATCA rules from payments on the Notes. Potential investors should consult their tax advisers regarding the implications of the FATCA rules for their investment in Notes, including the implications resulting from the status under these rules of each financial intermediary through which they hold Notes.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning securities under “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying Prospectus Supplement and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

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A Non-Resident Holder will not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of securities to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, Janney Montgomery Scott LLC (“JMS”) will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Notes sold by JMS to the public will initially be offered at the price to public set forth on the cover page of this Pricing Supplement. JMS intends to purchase the Notes from the Bank at a purchase price equal to the price to public less a discount of 2.25% of the Principal Amount of the Notes. Any Notes sold by JMS to securities dealers may be sold at an agreed discount to the price to public. If all of the offered Notes are not sold at the price to public, JMS may change the offering price and the other selling terms. In addition to offers and sales at the price to public, JMS may offer the Notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

While JMS may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying Prospectus Supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

JMS and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. JMS and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, JMS and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. JMS and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

JMS may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify JMS against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

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